Mail Stop 4561
      January 30, 2006

Kimberly S. Patmore
Executive Vice President and Chief Financial Officer
First Data Corporation
6200 South Quebec Street
Greenwood Village, CO 30308

      Re:	First Data Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No.  001-11073


Dear Ms. Patmore:

   We have reviewed your response letter dated January 6, 2006 and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 83

Revenue Recognition, page 89

1. We note your response to comment 1 of our letter dated December
9,
2005. Please tell us and in future filings disclose how you present the amortization of your capitalized customer service contract and conversion costs in your Statements of Income. Tell us how you considered the guidance of EITF Issue 01-9 in determining whether the consideration given to customers in exchange for signing a new contract or contract renewal ("Sign-up Bonus") should be presented as a reduction of revenues or a cost of sales/services.

2. We note your response to comment 5 of our letter dated December
9,
2005. Please tell us the payment dates for your hedged commissions payment obligations and the variable leg of the interest rate swaps used as the hedging instruments. Tell us whether you believe that differences in the timing of payments would result in any ineffectiveness.

3. We understand from your responses to comments 5 and 6 of our letter dated December 9, 2005 that for certain cash flow hedges of commission payment obligations you recognize no hedge ineffectiveness based on applying paragraph 65 of SFAS 133. Please tell us whether you believe any ineffectiveness related to these hedges would have resulted if you performed periodic measurements of hedge ineffectiveness based on the changes in variable cash flow method described as method 1in DIG Issue G7. Tell us whether you believe all of the following criteria were met for these hedges:

* the floating-rate leg of the swap and the hedged variable cash flows of the asset or liability are based on the same interest rate index (for example, three-month LIBOR);
* the interest rate reset dates applicable to the floating-rate leg of the swap and to the hedged variable cash flows of the asset or liability are the same;
* the hedging relationship does not contain any other basis differences (for example, ineffectiveness could be created if the variable leg of the swap contains a cap and the floating-rate asset or liability does not); and
* the likelihood of the obligor not defaulting is assessed as being probable.

4. Please provide us with a sample of a contemporaneously documented cash flow of a commission "basket". Tell us how you forecast the cash flows (including the notional and specific index rate) of the baskets based on the index rates upon which the commissions are payable for the next several years.

* * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

     Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3449 if you have questions.

   								Sincerely,


      Joyce A. Sweeney
      Accounting Branch Chief

Kimberly S. Patmore
First Data Corporation
January 30, 2006
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